UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Accuride Corporation
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 004398103
(CUSIP Number)

Seth Hendon
Tinicum Capital Partners II, L.P.
Tinicum Capital Partners II Parallel Fund, L.P.
Tinicum Lantern II L.L.C.
c/o Tinicum Lantern II L.L.C.
800 Third Avenue
40th Floor
New York, NY 10022
212-446-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004398103

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 004398103

1	Names of Reporting Persons Tinicum Capital Partners II Parallel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 004398103

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 004398103

1	Names of Reporting Persons Terence M. O’Toole
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 983857103

1	Names of Reporting Persons Eric M. Ruttenberg
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

The Reporting Persons are filing this Amendment No. 3 on Schedule 13D to amend the Schedule 13D filed on June 8, 2009, as amended by Amendment No. 1 filed on June 9, 2009 and Amendment No. 2 filed on October 8, 2009 (the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment No. 3, the 13D Filing remains in full force and effect.

Item 4.                      Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

On February 18, 2010, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an Order (the “Confirmation Order”) confirming the Company’s and its domestic subsidiaries’ (collectively, the “Debtors”) Third Amended Joint Plan of Reorganization (the “Plan”) under Chapter 11 of the Bankruptcy Code.  The Confirmation Order approved and confirmed the Plan, as modified by the Confirmation Order.  In connection with the confirmation hearing, prior to entry of the Confirmation Order, the Debtors and all of their constituents reached a settlement to fully resolve their disputes whereby all constituents agreed to support the Plan.

On February 26, 2010, the Debtors emerged from Chapter 11 protection, and all outstanding shares of the Company’s common stock and other equity interests were cancelled, including the Shares.  Accordingly, this is the Reporting Persons’ final amendment to the 13D Filing.

Item 5.                      Interests in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

None of the Reporting Persons is beneficial owner of any equity securities of the Company previously reported in the 13D Filing.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2010

TINICUM LANTERN II L.L.C.,

On its own behalf and as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

/s/ Eric M. Ruttenberg
By: Eric M. Ruttenberg,
        Managing Member

/s/ Terence M. O’Toole
TERENCE M. O’TOOLE

/s/ Eric M. Ruttenberg
ERIC M. RUTTENBERG